Bradford & Bingley

RECEIVED
2006 SEP -5 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

06016489

Tel. 01274 806106

25 August 2006

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
SEP 06 2006
THOMSON FINANCIAL

dw 9/5

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

Notification relates to iii) Both i) and ii)

3) Name of person discharging managerial responsibility/director.
Louise Patten

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
Ordinary 25 pence shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
Louise Patten

8) State the nature of the transaction.
Share purchase

9) Number of shares, debentures or financial instruments relating to shares acquired.
4,000

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
N/a

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
448 pence per share

14) Date and place of transaction.
31 July 2006. London Stock Exchange.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
31 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
N/a

18) Period during which or date on which it can be exercised

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved (class and number)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for

making this notification
Phil Kershaw

Date of Notification............1 August 2006

Ke 82-5154

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of *the shareholder named in 2 above or in respect of a non-beneficial interest or* in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Deutsche Bank AG and its subsidiary companies

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed.

5. Number of shares / amount of stock acquired

20,111,001

6. Percentage of issued class

3.17%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

8 August 2006

12. Total holding following this notification

20,111,001

13. Total percentage holding of issued class following this notification

3.17%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

8 August 2006

18 August 2006

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**August 2006**	**July 2006**
Outstanding current balance of mortgages	£4,641,505,912	£4,339,671,024
Number of mortgages	61,922	54,876
Average loan balance	£74,957	£79,081
Weighted average current LTV	57.3%	59.7%
Arrears:		
1 month +	1.31%	0.96%
3 months +	0.19%	0.07%
12 months +	0%	0%
repossessions	0%	0%

Contacts:

Investor Relations:

Katherine Conway

Tel: +44 (0) 1274 554928

Email: katherine.conway@bbg.co.uk

Neil Vanham

Tel: +44 (0) 1274 806341

Email: neil.vanham@bbg.co.uk

Press Office:

Mandy Pursey

Tel: +44 (0) 20 7067 5645

Email: mandy.pursey@bbg.co.uk

END

25 August 2006

Bradford & Bingley completes acquisition of £599 million loan portfolio from GMAC-RFC

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £599 million.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total assets, which stood at £43.4 billion on 30 June 2006, by around 1.4%.

All lending in the portfolio is secured on UK residential property and in addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Bradford & Bingley has tested the loan book using its own credit scoring process to confirm that it meets the Group's credit standards.

Note

The consideration figures include the assets purchased and a premium payable to the seller.

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
katherine.conway@bbg.co.uk

Media Relations
Mandy Pursey
+44 (0) 20 7067 5645
mandy.pursey@bbg.co.uk

END